December 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Dorie Yale, Staff Attorney

Re:	McGraw Conglomerate Corporation Registration Statement on Form 1-A File No. 024-10657
Withdrawal of Request for Acceleration of Effectiveness

Dear Ms. Hayes:

A few moments ago, McGraw Conglomerate Corporation (the “Registrant”) filed a its Pre-Effective Amendment No. 9, the associated SEC Response Letter and a Request of Acceleration of its Form 1-A (File No. 024-10657) pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, seeking acceleration of the effective date of its Offering Statement (File No. 024-10657) per our discussion last Friday, 48 hours after being advised that FINRA has cleared the offering and we filed the associated Amendment. Ms. Yale has instructed Randy Goulding (our counsel) to withdraw the request for 4:00 p.m. Eastern Daylight Time on Friday, December 8, 2017, or as soon as practicable thereafter. Per the staff’s request, Registrant hereby withdraws such Request for Acceleration at this time and seeks your earliest advice of when we can file such Rule 461 Request for Acceleration.

Very truly yours,

MCGRAW CONGLOMERATE CORPORATION

/s/ Kinney L. McGraw, CEO

1900 E Golf Rd, Schaumburg, IL 60173 / 888-525-0010 / admin@mcgrawusa.com